   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 15, 1999



                                                      REGISTRATION NO. 333-87091

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                         PRE-EFFECTIVE AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                               ------------------

                         GUILFORD PHARMACEUTICALS INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                       DELAWARE                                              52-1841960
           (STATE OR OTHER JURISDICTION OF                                (I.R.S. EMPLOYER
            INCORPORATION OR ORGANIZATION)                             IDENTIFICATION NUMBER)

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                             6611 TRIBUTARY STREET
                           BALTIMORE, MARYLAND 21224
                                 (410) 631-6300
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              CRAIG R. SMITH, M.D.
                            CHIEF EXECUTIVE OFFICER
                         GUILFORD PHARMACEUTICALS INC.
                             6611 TRIBUTARY STREET
                           BALTIMORE, MARYLAND 21224
                                 (410) 631-6300
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ------------------

                                    Copy to:
                            MICHAEL J. SILVER, ESQ.
                             HOGAN & HARTSON L.L.P.
                      111 SOUTH CALVERT STREET, 16TH FLOOR
                           BALTIMORE, MARYLAND 21202
                                 (410) 659-2700

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

  As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than the securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                               ------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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

 INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SEC IS EFFECTIVE. THIS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS                                                 SUBJECT TO COMPLETION

                                                              SEPTEMBER 15, 1999


                         GUILFORD PHARMACEUTICALS INC.

                        3,360,000 SHARES OF COMMON STOCK

                            ------------------------


     We have prepared this prospectus to allow the selling stockholders we identify herein to sell up to 3,360,000 shares of our common stock. The selling stockholders acquired the shares from us in a private placement. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.



     Our common stock is traded on the Nasdaq Stock Market under the symbol "GLFD." On September 13, 1999, the last reported sale price of our common stock on Nasdaq was $14.50 per share.



         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 2.


                            ------------------------

  NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE COMMON STOCK, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE
     OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


             The date of this prospectus is September      , 1999.

                                  THE COMPANY

     Guilford Pharmaceuticals Inc. is a biopharmaceutical company engaged in the development and commercialization of novel products in two principal areas: (i) targeted and controlled drug delivery systems using proprietary biodegradable polymers for the treatment of cancer and other diseases; and (ii) therapeutic and diagnostic products for neurological diseases and conditions. Our principal executive offices are located at 6611 Tributary Street, Baltimore, Maryland 21224, and our telephone number is (410) 631-6300.

                                  RISK FACTORS

     An investment in our stock is very speculative and involves a high degree of risk. In addition to the other information contained in this prospectus (including the reports we incorporate by reference), you should consider the following important factors carefully in evaluating our company and its business before purchasing shares of our stock.

     In addition to historical information, this prospectus contains forward-looking statements that reflect our current expectations regarding the future results of our operations, economic performance and financial condition as well as other matters that may affect our business. In general, we try to identify these forward-looking statements by using words such as:

     - "anticipate,"

     - "believe,"

     - "estimate,"

     - "expect" and similar expressions.

     While these statements reflect our current plans and expectations and we base the statements on information currently available to us, we cannot be sure that we will be able to implement these plans successfully. We may never realize any or all of our expectations.

     The forward-looking statements contained in this prospectus may cover many topics, including the following:

     - our efforts in conjunction with Rhone-Poulenc Rorer Pharmaceuticals, Inc. ("RPR") to obtain international regulatory clearances to market and sell GLIADEL(R) Wafer ("GLIADEL") and to increase end-user sales of the product,

     - our efforts in conjunction with RPR to expand the labeled uses for GLIADEL,


     - our efforts to develop polymer drug delivery product line extensions and new polymer drug delivery products,


     - the conduct and completion of the research programs relating to our FKBP neuroimmunophilin ligand technology and other technologies,

     - clinical development activities, including commencement and conduct of clinical trials related to our polymer based drug delivery candidates, including GLIADEL, and our pharmaceutical product candidates including:

          - drug candidates falling under the FKBP neuroimmunophilin ligand technology, such as NIL-A,

          - NAALADase inhibitors,

          - PARP inhibitors, and

          - DOPASCAN(R) Injection ("DOPASCAN"),

     - our efforts to scale-up product candidates from laboratory bench quantities to commercial quantities,

     - our efforts to secure a supply of the active pharmaceutical ingredients for the clinical development and commercialization of our polymer-based and other drug candidates,

     - our efforts to manufacture drug candidates for clinical development and eventual commercial supply,

     - our strategic plans,

     - our anticipated expenditures and the potential need for additional funds, and

     - our plans to implement solutions to the Year 2000 issue.

     All of these areas of our business involve significant risks and uncertainties.


     Any of the statements we make in this prospectus (including the documents we incorporate by reference) that are forward-looking are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We wish to caution you that our actual results may differ significantly from the results we discuss in the forward-looking statements, and you should not unduly rely on them. Many factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in our filings with the Securities and Exchange Commission. In addition, any forward-looking statement we make in this document speaks only as of the date of this prospectus, and we do not intend to update any such forward-looking statement to reflect events or circumstances that occur after that date.


WE HAVE A HISTORY OF LOSSES AND OUR FUTURE PROFITABILITY IS UNCERTAIN.

     We cannot be sure that we will be able to achieve significant and sustained revenues or realize sustained profitable operating results in the future. Guilford was founded in July 1993 and, with the sole exception of 1996, we have not earned a profit in any year since inception. Our losses stem mainly from the significant amount of money that we have spent on research and development. As of June 30, 1999, we had an accumulated deficit of $73.1 million. We expect to have significant additional losses over the next several years.

     Most of our product candidates are in research or early stages of pre-clinical and clinical development. Except for GLIADEL, none of our product candidates has been marketed and sold to the public. At this time, nearly all of our revenues have come from:

     - payments from RPR from the sale and distribution of GLIADEL,

     - one-time signing fees from our corporate partners under our collaboration agreements supporting the research, development and commercialization of our product candidates,

     - one-time payments from our corporate partners upon the achievement of specified regulatory or development milestones; for example, RPR's payment to us in July 1999 relating to approval in France to market and sell GLIADEL for the recurrent surgery indication, and

     - periodic research funding under our collaboration with Amgen Inc.


     We do not expect current and anticipated revenues from GLIADEL to be sufficient to support all our anticipated future activities. Whether GLIADEL sales will ever generate any significant revenues continues to remain uncertain. In addition, we do not anticipate generating revenues from the sale of our product candidates for the next several years, if ever. We will require payments from our current corporate partners, principally RPR and Amgen, and any future corporate partners, to fund our ongoing activities.


     Whether we will ever recognize significant revenues from Amgen in the form of milestone payments or royalties paid on product sales is also subject to significant risk and uncertainty. These risks are part of each of the following activities, among others:

     - new product development,

     - the conduct of pre-clinical animal studies and human clinical trials,

     - applying for and obtaining regulatory approval to market and sell product candidates,

     - scale-up of the processes for making product candidates in quantities and qualities needed for research and development purposes to commercial scale manufacture needed to support marketing and sales of new products, and

     - commercialization of new products.

     We discuss these and other risks in greater detail below in this "Risk Factors" section.

     Whether we will ever be able to achieve sustained profitability in the future will depend on many factors, including:

     - the successful marketing of GLIADEL by RPR,

     - receipt of regulatory clearance to market and sell GLIADEL in Europe,

     - receipt of regulatory clearance to market and sell GLIADEL for patients undergoing initial surgery for malignant glioma in the United States as well as Europe and other countries,

     - the successful development and commercialization of product candidates that result from our collaboration with Amgen, and

     - our ability to enter into additional collaborative arrangements and license agreements with other corporate partners for our product candidates and earlier stage technologies as we develop them.

     We will need to conduct substantial additional research, development and clinical trials. We will also need to receive necessary regulatory clearances. We expect that these research, development and clinical trial activities, and regulatory clearances, together with future general and administrative activities, will result in significant expenses for the foreseeable future.

OUR RESULTS OF OPERATIONS ARE LIKELY TO FLUCTUATE.

     Our revenues and expenses have fluctuated significantly in the past because of the nature of their sources. This fluctuation has in turn caused our results of operations to vary significantly from quarter to quarter and year to year. We expect the fluctuations in our revenues and expenses to continue and thus our results of operations should also continue to vary significantly. These fluctuations are due to a variety of factors, including:

     - the timing and amount of sales of GLIADEL to RPR and RPR's sales to others,

     - the timing and realization of milestone and other payments from our corporate partners, including RPR and Amgen,

     - the timing and amount of expenses relating to our research and development, product development, and manufacturing activities, and

     - the extent and timing of costs related to our activities to obtain patents on our inventions and to extend, enforce and/or defend our patent and other rights to our intellectual property.

WE ARE DEPENDENT ON GLIADEL AND RPR FOR REVENUES.

     Our near term prospects depend to a large extent on sales by RPR of GLIADEL, our only commercial product to date. GLIADEL was commercially launched in the United States in February 1997. We currently do not know whether the product will ever gain broad market acceptance or the extent of the marketing efforts necessary to achieve broad market acceptance. If GLIADEL fails to gain market acceptance, that failure would have a material adverse effect on our business, financial condition and results of operations.

     To date, we have received clearance from the FDA to market GLIADEL in the United States for a limited subset of patients suffering from brain cancer. This clearance extends to those patients for whom surgical tumor removal, commonly referred to as "resection", is indicated and who have recurrent forms of the brain cancer glioblastoma multiforme. A recurrent form of glioblastoma multiforme is one in which the cancer has returned after initial surgery to remove a brain tumor. The number of patients undergoing recurrent surgery for glioblastoma multiforme is very limited, and we believe the total annual incidence of glioblastoma multiforme in the United States is less than 10,000.

     In order to expand the medical uses, commonly referred to as "indications", for which RPR may market GLIADEL, we and RPR must successfully complete additional lengthy clinical trials. Thereafter, we and RPR will have to apply to the FDA and international health regulatory authorities for clearance to market GLIADEL for patients undergoing initial surgery for glioblastoma multiforme and potentially other brain cancers. We cannot be sure that we and RPR will be able to successfully complete these clinical trials or receive the desired regulatory clearance. If GLIADEL fails to receive regulatory clearance, that failure would limit RPR's ability to market GLIADEL for use in patients beyond the current narrow indication. The failure would also have a material adverse effect on our business prospects, financial condition and results of operations.

     In addition, RPR has filed for marketing clearance for the current indication for GLIADEL in a number of foreign countries, and as of the date of this prospectus, RPR has received international regulatory approvals to market and sell GLIADEL in only a limited number of foreign countries, including France and Germany. RPR may not be able to obtain any other international regulatory approvals for GLIADEL. If RPR fails to obtain those approvals, the failure would have a material adverse effect on our business prospects, financial condition and results of operations.

     We have granted RPR exclusive worldwide (excluding Scandinavia and Japan) marketing, sales and distribution rights for GLIADEL. However, our agreements with RPR do not impose any minimum requirements on RPR for the purchase of GLIADEL from us or for the sale of GLIADEL to end-users. Therefore, we have no control over the revenues we receive from the sale and distribution of GLIADEL, which depend completely on RPR's marketing efforts. In addition, prior to the February 1997 commercial launch of GLIADEL in the United States, RPR's oncology sales force had no previous experience in marketing a product to neurosurgeons. We cannot be sure that RPR will elect to continue or increase its marketing and promotional activities for GLIADEL or that its efforts in that regard will be successful. The inability or unwillingness of RPR to aggressively market and promote GLIADEL would have a material adverse effect on our business, financial condition and results of operations.

     GLIADEL is also a very fragile product and can easily break into many pieces if not handled with great care. Product recalls due to excessive breakage of the GLIADEL wafers or for other reasons could also have a material adverse effect on our business, financial condition and results of operations.

     RPR must make designated one-time milestone payments to us upon achieving specified domestic and international regulatory approvals. By and large, RPR is responsible for the timing and content of the applications necessary for international regulatory clearances to market and sell GLIADEL. Thus, whether GLIADEL will receive these clearances depends heavily on the efforts of RPR. We cannot be sure any or all of these milestones will be satisfied in a manner so as to entitle us to receive the corresponding milestone payments from RPR. The potential milestone payments are significant, and failure to achieve the designated regulatory objectives could have a material adverse effect on our business, financial condition and result of operations.

THE SUCCESS OF OUR AMGEN COLLABORATION IS DEPENDENT ON A NUMBER OF FACTORS, MOST OF WHICH ARE OUTSIDE OF OUR CONTROL.

     Regulatory and development milestone payments as well as royalty amounts on product sales payable to us under our collaboration with Amgen depend on a number of factors. Many of these factors are not within our control, including:

     - the selection of one or more appropriate lead compounds,

     - successful completion of pre-clinical and clinical development activities,

     - application for and obtaining regulatory clearances to market potential products,

     - commercialization of products, and

     - the successful preservation and extension of the patent and other intellectual property rights licensed to Amgen.

     All of these activities are subject to significant risks and uncertainties. For a description of these and other material risks related to the research, development and commercialization of the FKBP neuroimmunophilin ligand technology, you should read the following sections contained in this "Risk Factors" discussion:

     - "We face technological uncertainties related to research, development and commercialization,"

     - "We may be unable to protect our proprietary rights, permitting competitors to duplicate our products and services,"

     - "We are dependent on licensed intellectual property,"

     - "Pre-clinical and clinical trial results for our products may not be favorable,"

     - "Our products use novel alternative technologies and therapeutic approaches which have not been widely studied," and

     - "Our business is dependent on our ability to keep pace with the latest technological changes"

     Moreover, under the terms of our collaboration with Amgen, we have no control over the development activities regarding the FKBP neuroimmunophilin ligand technology, which have been left to the sole discretion of Amgen. Our agreement with Amgen also does not specify a binding timetable for achieving development and commercialization goals with respect to the FKBP neuroimmunophilin ligand technology. If Amgen determines to conduct clinical trials on a product candidate resulting from our collaboration, Amgen still may not be able successfully to complete those clinical trials and then receive clearance from the FDA or foreign regulatory authorities to market and sell any such products.

     The FKBP neuroimmunophilin ligand technology we have licensed to Amgen represents a new approach to the treatment of certain types of neurological and other diseases and conditions. We and Amgen have very limited experience in taking the kinds of compounds likely to result from our work and formulating them into final drug products appropriate for sale to the public. In addition, both of us have limited experience with the scale-up of such compounds from the quantity and quality needed to support research and development efforts to quantities needed to support commercial scale distribution. Also, both we and Amgen have limited experience with the manufacture of compounds of this type for commercial sale. There is a risk that Amgen will not be successful in scaling-up and manufacturing any such compounds needed for commercial sale. For a more complete description of the kinds of risks associated with product manufacture, you should read the section entitled "We have limited manufacturing capabilities" below.

     If Amgen is able to obtain all regulatory approvals necessary to market a product resulting from our collaboration, our agreement does not specify any minimum sales requirements for Amgen. Thus, any royalty amounts payable to us in the future will depend entirely on the sales and marketing efforts of Amgen, an activity over which we will have no control. In addition, our agreement with Amgen does not prevent Amgen from pursuing technologies for product candidates competitive with the FKBP neuroimmunophilin ligand technology in the future.

WE HAVE LIMITED MANUFACTURING CAPABILITIES.

     To commercialize GLIADEL, we must be able to manufacture this product in sufficient quantities, in compliance with regulatory requirements, and at acceptable costs. We manufacture GLIADEL at our manufacturing facility in Baltimore, Maryland, which consists of production laboratories and redundant cleanrooms. We estimate that the facility currently has the capacity to manufacture approximately 8,000 GLIADEL treatments per year.

     Although we believe this GLIADEL manufacturing facility meets the FDA's current requirements for good manufacturing practices, which are commonly referred to as "cGMP", and the FDA has inspected the facility in the past, we have manufactured only limited quantities of GLIADEL in the facility. We cannot be sure that we will be able to continue to satisfy applicable regulatory standards, including cGMP requirements, and other requirements relating to the manufacture of GLIADEL in the facility.

     We also face risks inherent in the operation of a single facility for manufacture of GLIADEL. These risks include:

     - unforeseen plant shutdowns due to personnel, equipment or other factors, and

     - the possible inability of the facility to produce GLIADEL in quantities sufficient to meet demand.

     Any delay in the manufacture of GLIADEL could result in delays in product shipment. Delays in product shipment would have a material adverse effect on our business, financial condition and results of operations.

     Currently, we have no manufacturing capabilities for our product candidates, including DOPASCAN. Consequently, in order to complete the commercialization process of any of our product candidates, we must either acquire, build or expand our internal manufacturing capabilities or rely on third parties to manufacture these product candidates. We cannot be sure that we or our corporate partners, including Amgen, will be able to (1) acquire, build or expand facilities that will meet quality, quantity and timing requirements or (2) enter into manufacturing contracts with others on acceptable terms, or at all. Our inability, or that of our corporate partners, to accomplish these tasks could have a material adverse effect on our business, financial condition and results of operations.

     Third-party manufacturers must also comply with FDA, Drug Enforcement Administration, and other regulatory requirements for their facilities, including the FDA's cGMP regulations. In addition, manufacture of product candidates on a limited basis for investigational use in animal studies or human clinical trials does not guarantee that large-scale, commercial production is viable. Small changes in methods of manufacture can affect the safety, efficacy, controlled release or other characteristics of a product. Changes in methods of manufacture, including commercial scale-up, can, among other things, require the performance of new clinical studies. Moreover, if we decide to manufacture one or more of our product candidates ourselves, we would incur substantial start-up expenses and need to expand our facilities and hire additional personnel.

WE FACE TECHNOLOGICAL UNCERTAINTIES RELATED TO RESEARCH, DEVELOPMENT AND COMMERCIALIZATION.

     The research, development and commercialization of pharmaceutical drugs inherently involve significant risk. Before we or our corporate partners can be in a position to commercialize a new product (i.e., to market, distribute and sell the product), each of us will have to:

     - expend substantial capital and effort to develop our product candidates further, which includes conducting extensive and expensive pre-clinical animal studies and human clinical trials,

     - apply for and obtain regulatory approval to market and sell such product candidates, and

     - conduct other costly activities related to preparation for product launch, among many other activities.

     In some of our research programs, we are using compounds that we consider to be "prototype" compounds in the research phase of our work. These compounds include the PARP inhibitor GPI-6150 and the cocaine binding inhibitor GPI-2138. By prototype compounds we mean compounds that we are using primarily to establish that a relevant scientific mechanism of biological or chemical action could have commercial application in diagnosing, treating or preventing disease. These activities are sometimes referred to as establishing the "proof of principle" of a particular approach to drug research and development. We generally do not consider our prototype compounds to be lead compounds acceptable for further development into a product(s) because of factors that render them unsuitable as drug candidates. Such factors include sub-optimal metabolic or pharmacokinetic characteristics or unfavorable patent coverage. In order to develop commercial products, we will need to conduct research using other compounds that share the key aspects of the prototype compounds but do not have the unsuitable characteristics. We cannot be sure that this will always be possible.

     In addition, our product candidates are subject to the risks of failure inherent in the development of products based on new and unproved technologies. These risks include the possibility that:

     - our new approaches will not result in any products that gain market acceptance;

     - a product candidate will prove to be unsafe or ineffective, or will otherwise fail to receive and maintain regulatory clearances necessary for marketing,

     - a product, even if found to be safe and effective, could still be difficult to manufacture on the large scale necessary for commercialization or otherwise not be economical to market,

     - a product will unfavorably interact with other types of commonly used medications, thus restricting the circumstances in which it may be used,

     - proprietary rights of third parties will preclude us from manufacturing or marketing a new product, or

     - third parties will market superior or more cost-effective products.

     As a result, our activities, either directly or through corporate partners, may not result in any commercially viable products.

WE ARE DEPENDENT ON COLLABORATIONS WITH THIRD PARTIES FOR THE DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCTS.

     Our resources are limited, particularly because we are developing our technologies for a variety of different diseases. Our business strategy requires that we enter into various arrangements with:

     - corporate partners, such as RPR and Amgen,

     - academic investigators at universities, such as The Johns Hopkins University ("Johns Hopkins") and others,

     - licensors of technologies, such as Johns Hopkins, Massachusetts Institute of Technology and Research Triangle Institute,

     - licensees of our technologies, such as Daiichi Radioisotope Laboratories, Ltd. and others.

     Our success depends in large part upon the efforts of these parties.

     Like many small biopharmaceutical companies, our business strategy includes finding larger pharmaceutical companies to collaborate with us to support the research, development and commercialization of our product candidates. In trying to attract corporate partners to collaborate with us in the research, development and commercialization process, we face serious competition from other small biopharmaceutical companies and even the in-house research and development staffs of the larger pharmaceutical companies themselves. If we are unable to enter into such arrangements with corporate partners, this failure may severely limit our ability to proceed with the research, development, manufacture or sale of product candidates. For example, we are actively seeking corporate partners to assist in the development of DOPASCAN as well as our NAALADase and PARP inhibitor neuroprotective drug programs, but we may not find suitable corporate partners for these programs.

     It is common in many corporate partnerships in our industry for the larger partner to have responsibility for conducting pre-clinical studies and human clinical trials and/or preparing and submitting applications for regulatory approval of potential pharmaceutical or other products. That is the case with some of our current corporate partnerships, including our collaboration with Amgen. It is possible that this will also be the case with future arrangements into which we may enter. If one of our collaborative partners fails to develop or commercialize successfully any of our product candidates, this failure could materially and adversely affect our business, financial condition and results of operations.

     Furthermore, larger pharmaceutical companies often explore multiple technologies and products for the same medical conditions. Therefore, they are likely to enter into collaborations with our competitors for products addressing the same medical conditions targeted by our technologies. Thus our collaborators, including Amgen, may pursue alternative technologies or product candidates either on their own or in collaboration with others, including our competitors, in order to develop treatments for the diseases or disorders targeted by our collaborative arrangements. Depending on how other product candidates advance, a corporate partner may slow down or abandon its work on our product candidates or terminate its collaborative arrangement with us in order to focus on these other prospects.

     We also depend to a large extent on technology license agreements with third parties, including our agreements with Johns Hopkins relating to the neuroimmunophilin ligand technology. This license agreement and others we have require that we meet a specified schedule for achieving designated research, development and regulatory milestones and that we spend minimum amounts of money to develop the technology, as well as make specified payments from proceeds from corporate partners and royalty payments. If we are unable to meet or agree upon these requirements under a license, our licensor could terminate the license and thus deprive us of access to key technology. A deprivation of this type could have a material adverse effect on our business, financial condition and results of operations.

WE MAY BE UNABLE TO OBTAIN THE ADDITIONAL CAPITAL NEEDED TO OPERATE AND GROW OUR BUSINESS.

     We will require substantial funds in order to continue our research and development programs and pre-clinical and clinical testing and to manufacture and, where applicable, market our products. We cannot be sure that we will be able to obtain any future funds that we may require on acceptable terms, or at all. Under our operating lease with a trust affiliated with First Union National Bank for our new research and development facility, we are required to hold, in the aggregate, unrestricted cash, cash equivalents and investments of $40 million at all times during the term of the lease. In addition, we are required to maintain specified amounts of cash ($24.8 million restricted at June 30, 1999) as collateral at First Union under this arrangement and other loan agreements with First Union. These requirements may limit our ability to access our capital in the future.

     Our capital requirements depend on numerous factors, including:

     - the progress of our research and development programs,

     - the progress of pre-clinical and clinical testing,

     - the time and costs involved in obtaining regulatory approvals,

     - the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights,

     - competing technological and market developments,

     - changes in our existing research relationships with universities and others,

     - our ability to establish collaborative arrangements with large pharmaceutical companies and others,

     - the requirements and timing of entering into technology licensing agreements and other similar arrangements, and

     - the progress of efforts to scale-up manufacturing processes.

     We may use our existing resources before we may otherwise expect because of changes in our research and development and commercialization plans or other factors affecting our operating expenses or capital expenditures, including potential acquisitions of other businesses, assets or technologies.

     We anticipate that we will fund future capital requirements through a combination of:

     - revenues generated under our agreements with RPR relating to GLIADEL,

     - revenues generated under our agreement with Amgen related to the FKBP neuroimmunophilin ligand technology,

     - public or private financings as necessary,

     - borrowings from RPR under our loan agreement with it,

     - new agreements with corporate partners for the research, development and commercialization of our technologies, and/or

     - other potential sources.

     Our ability to raise future capital on acceptable terms depends on conditions in the public and private equity markets and our performance, as well as the overall performance of other companies in the biopharmaceutical and biotechnology sectors.

OUR STOCK PRICE IS VOLATILE.

     The market price of our stock has been and is likely to continue to be highly volatile, and an investment in our shares involves substantial risks. The market prices for shares of smaller biotechnology companies like ours have a history of being highly volatile. Furthermore, the stock market generally and the market for stocks of companies with lower market capitalizations, like us, have from time to time experienced and likely will again experience significant price and volume fluctuations that are unrelated to the operating performance of a particular company.

     From time to time, stock market professionals publish research reports covering our business and our future prospects. A number of factors may limit our ability to meet the expectations of securities analysts or investors and thus may adversely affect our stock price. Such factors include:

     - announcements by us or our competitors of clinical results, technological innovations, product sales, new products or product candidates,

     - developments or disputes concerning patent or proprietary rights,

     - regulatory developments affecting our products,

     - period-to-period fluctuations in the results of our operations, and

     - market conditions for emerging growth companies and biopharmaceutical companies.

WE MAY BE UNABLE TO PROTECT OUR PROPRIETARY RIGHTS, PERMITTING COMPETITORS TO DUPLICATE OUR PRODUCTS AND SERVICES.

     Any success will depend in large part on our ability to:

     - obtain, maintain and enforce patent protection for our products and processes,

     - license rights to patents from third parties,

     - maintain trade secret protection, and

     - operate without infringing upon the proprietary rights of others.

     Patent protection for our technologies and products will be a crucial factor in our ability to develop and commercialize our products. Large pharmaceutical companies consider a strong patent estate critical when they evaluate whether to enter into a collaborative arrangement to support the research, development and commercialization of a technology. Without the prospect of reasonable patent protection, it would be difficult for a corporate partner, or our company for that matter, to justify the time and money that is necessary to complete the development of a product.

     The rules and criteria for receiving and enforcing a patent for pharmaceutical and biotechnological inventions are in flux and are unclear in many respects. The ultimate scope of patent protection afforded these types of patents remains uncertain, and a number of our product candidates are subject to this uncertainty.

     Many others, including companies, universities and other research organizations, work in the areas of our business, and we cannot be sure that the claims contained in our issued patents will be interpreted as broadly as we would like in light of the inventions of these other parties. In addition, we cannot be sure that the claims set forth in our pending patent applications will issue in the form submitted. These claims may be narrowed or stricken, and the applications may not ever ultimately result in valid and enforceable patents. Thus, we cannot be sure that our patents and patent applications will adequately protect our product candidates.

     We are aware of a company which has asserted publicly that it has patents and pending patent applications in the United States and in certain foreign countries covering the use of various classes of chemical compounds which are or may be related to neuroimmunophilin ligands ("NILs") to treat a variety of neurological disorders. We do not believe that our neurotrophic compounds, including those under the FKBP neuroimmunophilin ligand technology licensed to Amgen, infringe on this company's patents. Nevertheless, we cannot be certain that our neurotrophic product candidates will not infringe or be dominated by this company's current patents or patents that may issue in the future, or those of any other company.

     In order to protect our proprietary position with respect to our neuroimmunophilin ligands, we filed an opposition in 1998 in an effort to prevent the final issuance of a European patent to the company we reference in the immediately preceding paragraph. While we do not believe the claims of this European patent are valid, any final issuance could result in future litigation if this company were to allege that we infringed the claims of this patent in Europe.

     Furthermore, we cannot be sure that any or all of the patent applications assigned or licensed to us from third parties will be granted. We cannot offer assurances that we will develop additional products or processes that are patentable, or that any patents issued to us, or licensed by us, will provide us with any competitive advantages or adequate protection for our products. We also cannot be sure that others will not successfully challenge, circumvent or invalidate any of our existing or future patents or intellectual property.

     Our policy is to control the disclosure and use of our know-how and trade secrets by entering into confidentiality agreements with our employees, consultants and third parties. There is a risk, however, that:

     - these parties will not honor our confidentiality agreements,

     - others will independently develop equivalent or competing technology,

     - disputes will arise concerning the ownership of intellectual property or the applicability of confidentiality obligations, or

     - disclosure of our trade secrets will occur regardless of these contractual protections.

     In our business, we often work with consultants and research collaborators at universities and other research organizations. To the extent that any of these consultants or research collaborators uses intellectual property owned by others as part of their work with us, disputes may arise between us and these other parties as to which one of us has the rights to intellectual property related to or resulting from the work done.

     We support and collaborate in research conducted in universities, such as Johns Hopkins, and in governmental research organizations, such as the National Institutes of Health. We cannot be sure that we will have or be able to acquire exclusive rights to the inventions or technical information that result from work performed by university personnel or at these organizations. Also, disputes may arise as to which party should have rights in research programs that we conduct on our own or in collaboration with others that are derived from or related to the work performed at the university or governmental research organization. In addition, in the event of a contractual breach by us, some of our collaborative research contracts provide that we must return the technology rights (including any patents or patent applications) to the contracting university or governmental research organization.

     Questions of infringement of intellectual property rights, including patent rights, may involve highly technical and subjective analyses. Some or all of our existing or future products or technologies may now or in the future infringe the rights of other parties. These other parties might initiate legal action against us to enforce their claims, and our defense of the claims might not be successful.

     We may incur substantial costs if we must defend against charges of infringement of patent or proprietary rights of third parties. We may also incur substantial costs if we find it necessary to protect our own patent or proprietary rights by bringing suit against third parties, including suits involving our neurotrophic product candidates. We could also lose rights to develop or market products or be required to pay monetary damages or royalties to license proprietary rights from third parties. In response to actual or threatened litigation, we may seek licenses from third parties or attempt to redesign our products or processes to avoid infringement. We cannot be sure that we will be able to obtain licenses on acceptable terms, or at all, or successfully redesign our products or processes.

     In addition to the risk that we could be a party to patent infringement litigation, the U.S. Patent and Trademark Office, or its foreign counterparts, could require us to participate in patent interference proceedings that it declares. These proceedings are often expensive and time-consuming, even if we were to prevail in such a proceeding. We may also be forced to initiate legal proceedings to protect our patent position or other proprietary rights. These proceedings typically are costly, protracted, and offer no assurance of success.

     Under our collaboration, Amgen is responsible for preparing, filing, prosecuting, maintaining and defending patent applications and patents relating to the FKBP neuroimmunophilin ligand technology. We cannot be sure that Amgen will pursue these activities in the same manner or as vigorously as we would if we had that responsibility. Furthermore, Amgen has the option to take the lead in bringing actions to enforce patent rights relating to the FKBP neuroimmunophilin ligand technology and to defend against third party infringement suits regarding that technology. While Amgen and Guilford have agreed to consult with each other on such matters, in the event of disagreement, Amgen's decisions will control.

WE ARE DEPENDENT ON LICENSED INTELLECTUAL PROPERTY.

     We have licensed intellectual property, including patents, patent applications and know-how, from universities and others, including intellectual property underlying GLIADEL, DOPASCAN and the neuroim-munophilin ligand technology. Some of our product development programs depend on our ability to maintain rights under these licenses. Under the terms of our license agreements, we are generally obligated to:

     - exercise diligence in the research and development of these technologies,

     - achieve specified development and regulatory milestones,

     - expend minimum amounts of resources in bringing potential products to market,

     - make specified royalty and milestone payments to the party from which we have licensed the technology, and

     - reimburse patent costs to these parties.

     In addition, these license agreements obligate us to abide by record-keeping and periodic reporting obligations. Each licensor has the power to terminate its agreement if we fail to meet our obligations under that license. We may not be able to meet our obligations under these license agreements. Furthermore, these obligations may conflict with our obligations under other agreements that we have.

     If we default under any of these license agreements, we may lose our right to market and sell any products based on the licensed technology. Losing our marketing and sales rights would have a material and adverse effect on our business, financial condition and results of operations. Our license agreements require that we pay a royalty on sales of GLIADEL to the university that licensed us the technology underlying that product. In addition, we will have to pay milestone and/or royalty payments in connection with the successful development and commercialization of DOPASCAN and any products that result from the NIL and PARP technologies.

     In the future, to support our product development efforts, we may need research materials or scientific information that researchers at universities or other organizations generate. We cannot be sure that we will be able to obtain this scientific information or research materials in a timely manner or at all.

REVENUES FROM OUR PRODUCTS ARE DEPENDENT IN PART ON REIMBURSEMENT FROM HEALTHCARE PAYORS, WHICH IS UNCERTAIN.

     Sales of our product candidates will depend in part on the availability of reimbursement from third-party healthcare payors, such as government insurance plans, including Medicare and Medicaid in the United States, private insurance and managed care plans. Reimbursement policies for GLIADEL remain uncertain, both domestically and internationally. We cannot be sure that any reimbursement will be available for GLIADEL or any of our product candidates under development. Furthermore, even if reimbursement is available, we cannot be sure that it will be available at price levels sufficient to realize an appropriate return on our investment in GLIADEL or our other products in development.

WE ARE DEPENDENT ON ONE SOURCE OF SUPPLY FOR SEVERAL OF OUR KEY PRODUCT COMPONENTS.

     Currently, we are able to purchase some of the key components for GLIADEL and our product candidates only from single source suppliers. These vendors are subject to many strict regulatory requirements regarding the supply of these components. We cannot be sure that these suppliers will comply, or have complied, with applicable regulatory requirements or that they will otherwise continue to supply us with the key components we require. If suppliers are unable or refuse to supply us, or will supply us only at a prohibitive cost, we may not be able to access additional sources at acceptable prices, on a timely basis, if ever.


     The current formulation of GLIADEL utilizes the chemotherapeutic agent BCNU, which is also known as "carmustine." Currently we have the option to procure BCNU from only two sources in the United States, and we are not aware of any supplier outside of the United States. We currently obtain BCNU from one of these two U.S. suppliers on a purchase order basis and not through any long-term supply agreement. If we fail to receive key supplies necessary for the manufacture of GLIADEL on a timely basis at a reasonable cost, delays in product shipment could result. Delays of this type would have a material adverse effect on our business, financial condition and results of operations.


     The manufacture of DOPASCAN requires that a precursor compound be labeled with a radioactive isotope of iodine, known as Iodine-123, to form the final product. Only a limited number of companies worldwide are capable of performing the necessary "radioiodination" of the precursor and distribution of the final product. Currently, we do not have any arrangement for the manufacture and supply of DOPASCAN nor do we have the internal capability to manufacture DOPASCAN ourselves. Consequently, we will not be in a position to commence Phase III or other clinical trials for DOPASCAN until we locate a qualified supplier.

     We have assessed the companies that we believe are currently capable of manufacturing a product like DOPASCAN. Based on this assessment, we believe a significant risk exists that we may not be able to find a manufacturer who can meet the quality and cost requirements required to conduct the Phase III clinical trials that will be necessary to support application to the FDA for regulatory approval. Inability to come to agreement with a suitable manufacturer for the clinical and commercial supply of DOPASCAN on acceptable terms would prevent us from developing this product candidate further.

THE U.S. GOVERNMENT HOLDS RIGHTS WHICH MAY PERMIT IT TO LICENSE TO THIRD PARTIES TECHNOLOGY WE CURRENTLY HOLD THE EXCLUSIVE RIGHT TO USE.

     The U.S. government holds rights that govern aspects of certain of the technologies licensed to us. These rights include a non-exclusive, royalty-free, worldwide license for the government to practice or have practiced resulting inventions for any governmental purpose. In addition, the U.S. government has the right to grant to others licenses that may be exclusive under any of these inventions if the government determines that:

     - adequate steps have not been taken to commercialize such inventions,

     - the grant is necessary to meet public health or safety needs, or

     - the grant is necessary to meet requirements for public use under federal regulations.

     The U.S. government also has the right to take title to a subject invention if we fail to disclose the invention, and may elect to take title within specified time limits. The U.S. government may acquire title in any country in which we do not file a patent application within specified time limits.


     Federal law requires any licensor of an invention partially funded by the federal government to obtain a commitment from any exclusive licensee, such as us, to manufacture products using the invention substantially in the United States. Further, these rights include the right of the government to use and disclose technical data relating to licensed technology that was developed in whole or in part at government expense. Our principal technology license agreements contain provisions recognizing these rights.


     We have entered into a contract with the U.S. Army, funded by the Office of National Drug Control Policy, commonly referred to as the "Drug Czar", to provide financial support for research being conducted by us on a potential cocaine inhibitor. That contract permits the U.S. government to obtain unlimited rights to data developed in the course of our performance if we do not use the data within five years after termination of the contract to conduct further laboratory investigation and/or clinical trials aimed at developing a commercial product to combat drug abuse.

PRE-CLINICAL AND CLINICAL TRIAL RESULTS FOR OUR PRODUCTS MAY NOT BE FAVORABLE.

     In order to obtain regulatory approval for the commercial sale of any of our product candidates, we must conduct both pre-clinical studies and human clinical trials. These studies and trials must demonstrate that the product is safe and effective for the clinical use for which we are seeking approval. Together with RPR, we commenced a Phase III clinical trial for GLIADEL in December 1997 in patients undergoing initial surgery for the brain cancer malignant glioma. We cannot be sure that the results of this or other clinical trials we may conduct in the future will be successful. Adverse results from this or any future trial would have a material adverse effect on our business, financial condition and results of operations.

     We also face the risk that we will not be permitted to undertake or continue clinical trials for any of our product candidates in the future. Even if we are able to conduct such trials, we may not be able to demonstrate satisfactorily that the products are safe and effective and thus qualify for the regulatory approvals needed to market and sell them. Results from pre-clinical studies and early clinical trials are often not accurate indicators of results of later-stage clinical trials that involve larger human populations.

WE ARE SUBJECT TO EXTENSIVE GOVERNMENTAL REGULATION, WHICH MAY CHANGE AND HARM OUR BUSINESS.

     Our research, pre-clinical development and clinical trials, and the manufacturing and marketing of our product candidates, are subject to extensive regulation by numerous governmental authorities in the United States and other countries, including the FDA and the DEA. Controlled drugs such as GLIADEL and radiolabeled drugs such as DOPSCAN are subject to additional requirements. Except for GLIADEL, none of our product candidates has received marketing clearance from the FDA. In addition, none of our product candidates has received clearance from any foreign regulatory authority for commercial sale, except with respect to GLIADEL, which has received marketing clearance in a limited number of foreign countries.

     As a condition to approval of our product candidates under development, the FDA could require additional pre-clinical, clinical or other studies. Any requirement that we perform additional pre-clinical, clinical or other studies, or purchase clinical or other data from other companies could have a material adverse effect on our business, financial condition and results of operations.

     In order to obtain FDA approval of a new drug product for a specific clinical use, we must demonstrate to the satisfaction of the FDA that the product is safe and effective for its intended use. We must also demonstrate that the product is capable of being manufactured in accordance with applicable regulatory standards. Significant risks exist that:

     - we will not be able to satisfy the FDA's requirements with respect to any of our drug product candidates or with respect to the proposed expanded labeling for GLIADEL for patients undergoing initial surgery for malignant glioma, or

     - even if the FDA does approve our product candidates or expanded labeling, the FDA will approve less than the full scope of uses or labeling that we seek.

     Failure to obtain regulatory drug approvals on a timely basis could have a material adverse effect on our business, financial condition and results of operations.

     Even if we are able to obtain necessary FDA approval, the FDA may nevertheless require post-marketing testing and surveillance to monitor the approved product and continued compliance with regulatory requirements. The FDA may withdraw product approvals if we or our corporate partners, such as RPR in the case of GLIADEL, do not maintain compliance with regulatory requirements. The FDA may also withdraw product approvals if problems concerning safety or efficacy of the product occur following approval.

     The process of obtaining FDA and other required approvals or licenses and of meeting other regulatory requirements to test and market drugs, including controlled substances and radiolabeled drugs, is rigorous and lengthy. It has required, and will continue to require, that we expend substantial resources. We will need to conduct clinical trials and other studies on all of our product candidates before we are in a position to file a new drug application for marketing and sales approval. Unsatisfactory clinical trial results and other delays in obtaining regulatory approvals or licenses would prevent the marketing of the products we are developing. Until we receive the necessary approvals or licenses and meet other regulatory requirements, we will not receive revenues or royalties related to product sales.

     In addition to the requirements for product approval, before a pharmaceutical product may be marketed and sold in some foreign countries, the proposed pricing for the product must be approved as well. Products may be subject to price controls or limits on reimbursement. The requirements governing product pricing and reimbursement vary widely from country to country and can be implemented disparately at the national level. As to reimbursement, the European Union generally provides options for its fifteen Member States to restrict the range of medicinal products covered by their national health insurance systems. The European Union also generally provides options for its Member States to control the prices of medicinal products for human use. A Member State may approve a specific price for the medicinal product or it may, instead, adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. We cannot guarantee that any country which has price controls or reimbursement limitations for pharmaceuticals will allow favorable reimbursement and pricing arrangements for our products or those of our corporate partners, including RPR and its applications for GLIADEL outside the United States.

     Where applicable, we hope to capitalize on current FDA regulations and the new provisions of the FDA Modernization Act of 1997. These regulations or provisions permit "fast track", expedited or accelerated approval or more limited "treatment use" of, and cost recovery for, certain experimental drugs under limited circumstances. The fast track and treatment provisions, and FDA's accelerated, expedited and treatment regulations apply generally only to:

     - drug products intended to treat severely debilitating or serious or life-threatening diseases, and

     - drug products that provide meaningful therapeutic benefit to patients over existing treatments, that potentially address an unmet medical need, or that are for diseases for which no satisfactory or comparable therapy exists.

     The FDA Modernization Act contains provisions patterned after the accelerated approval regulations and other provisions pertaining to expanded access, i.e., treatment uses. Since some of the new statutory provisions and current FDA regulations are different from one another, it is unclear how they will apply, if at all, to our drug candidates. We cannot be sure that our drug candidates will qualify for fast track, accelerated or expedited approvals or for treatment use and cost recovery.

     Because controlled drug products and radiolabeled drugs are subject to special regulations in addition to those applicable to other drugs, some of our products and product candidates, including DOPASCAN, are or may be subject to regulation by the DEA as controlled substances and by the Nuclear Regulatory Commission as radiolabeled drugs. The NRC licenses persons who use nuclear materials and establishes standards for radiological health and safety. The DEA is responsible for the control of manufacture, distribution and dispensing of controlled substances, including the equipment and raw materials used in their manufacture and packaging in order to prevent such articles from being diverted into illicit channels of commerce. Registration is required and other activities involving controlled substances are subject to a variety of record keeping and security requirements, and to permits and authorizations and other requirements. States often have requirements for controlled substances, as well. Certain exceptions are granted by the DEA from requirements for permits and authorizations to export or import materials related to or involving controlled substances. If we are unable to continue to obtain exceptions from the DEA for shipment abroad or other activities, as we have in the past, this situation could have a material adverse effect on us.

     We have obtained registrations for our facilities from the DEA. We have also obtained exceptions from the DEA with respect to various of our activities involving DOPASCAN, including the shipment of specified quantities of a precursor of this product candidate to an overseas collaborative partner. However, we cannot be sure that these exceptions will be sufficient to cover our future activities or that the DEA will not revoke the exceptions. We also cannot be sure that we will be able to meet the other requirements to test, manufacture and market controlled substances or radiolabeled drugs, or that we will be able to obtain additional necessary approvals, permits, authorizations, registrations or licenses to meet state, federal and international regulatory requirements to manufacture and distribute these products. The FDA Modernization Act required the FDA to issue and finalize within one and one-half years regulations governing the approval of radiolabeled drugs. Final regulations were issued in May 1999. These cover general factors relevant to safety and effectiveness, possible indications for radiopharmaceuticals, and the evaluation criteria for safety and effectiveness. We do not know and cannot predict how these and other provisions may affect the potential for approval of DOPASCAN.

OUR PRODUCTS USE NOVEL ALTERNATIVE TECHNOLOGIES AND THERAPEUTIC APPROACHES WHICH HAVE NOT BEEN WIDELY STUDIED.

     Many of our product development efforts focus on novel alternative therapeutic approaches and new technologies that have not been widely studied. Applications for these approaches and technologies include, among other things, the treatment of brain cancer, the diagnosis and monitoring of Parkinson's disease, the promotion of nerve growth and the prevention of neuronal damage. These approaches and technologies may not be successful. We are applying these approaches and technologies in our attempt to discover new treatments for conditions that are also the subject of research and development efforts of many other companies. Our competitors may succeed in developing technologies or products that are more effective or economical than those we are developing. Rapid technological change or developments by others may result in our technology or product candidates becoming obsolete or noncompetitive.

OUR BUSINESS IS DEPENDENT ON OUR ABILITY TO KEEP PACE WITH THE LATEST TECHNOLOGICAL CHANGES.

     The technological areas in which we work continue to evolve at a rapid pace. Our future success depends upon maintaining our ability to compete in the research, development and commercialization of products and technologies in our areas of focus. Competition from pharmaceutical, chemical and biotechnology companies, universities and research institutions is intense and expected to increase. Many of these competitors have substantially greater research and development capabilities and experience and manufacturing, marketing, financial and managerial resources than we do, and represent significant competition for us.

     Acquisitions of competing companies by large pharmaceutical companies or other companies could enhance the financial, marketing and other resources available to these competitors. These competitors may develop products that are superior to those we are developing. We are aware of the development by other companies and research scientists of alternative approaches to:

     - the treatment of malignant glioma,

     - the diagnosis of Parkinson's disease,

     - the promotion of nerve growth and repair,

     - the treatment and prevention of neuronal damage, and

     - the treatment of cocaine addiction.

     Our competitors may develop products that render our products or technologies noncompetitive or obsolete. In addition, we may not be able to keep pace with technological developments.

OUR PRODUCTS MUST COMPETE WITH OTHERS TO GAIN MARKET ACCEPTANCE.

     Any product candidate that we develop and for which we gain regulatory approval, including GLIADEL, must then compete for market acceptance and market share. An important factor will be the timing of market introduction of competitive products. Accordingly, we expect that the relative speed with which we and competing companies can develop products, complete the clinical testing and approval processes, and supply commercial quantities of the products to the market will be an important element of market success.

     Significant competitive factors include:

     - capabilities of our collaborators,

     - product efficacy and safety,

     - timing and scope of regulatory approval,

     - product availability,

     - marketing and sale capabilities,

     - reimbursement coverage from insurance companies and others,

     - the amount of clinical benefit of our product candidates relative to their cost,

     - the method of administering a product,

     - price, and

     - patent protection.

     Our competitors may develop more effective or more affordable products or achieve earlier product development completion, patent protection, regulatory approval or product commercialization than we do. Our competitors' achievement of any of these goals could have a material adverse effect on our business, financial condition and results of operations.

WE HAVE LIMITED CLINICAL AND REGULATORY COMPLIANCE CAPABILITIES.

     We have limited resources in the areas of product testing and regulatory compliance. Consequently, in order to carry our products through the necessary regulatory approvals and prepare our product candidates for commercialization and marketing, we will have to:

     - expend capital to acquire and expand such capabilities,

     - reach collaborative arrangements with third parties to provide these capabilities, or

     - contract with third parties to provide these capabilities.

WE ARE SUBJECT TO RISKS OF PRODUCT LIABILITY.

     We may potentially become subject to large liability claims and significant defense costs as a result of the design, manufacture or marketing of our products, including GLIADEL, or the conduct of clinical trials involving these products. A product liability-related claim or recall could have a material adverse effect on us. We currently maintain only $15 million of product liability insurance covering clinical trials and product sales. We cannot be sure that this existing coverage or any future insurance coverage we obtain will be adequate. Furthermore, we cannot be sure that our insurance will cover any claims made against us.

     Product liability insurance varies in cost. It can be difficult to obtain, and we may not be able to purchase it in the future on terms acceptable to us, or at all. We also may not be able to otherwise protect against potential product liability claims. If this occurs, it could prevent or inhibit the clinical development and/or commercialization of any products we are developing.

WE ARE DEPENDENT ON QUALIFIED PERSONNEL AND CONSULTANTS.

     We depend heavily on the principal members of our management and scientific staff, including Craig R. Smith, M.D., our Chief Executive Officer, and Solomon
H. Snyder, M.D., who is a member of our Board of Directors and a consultant to our company. The loss of the services of either of these individuals or other members of our senior management team could have a material adverse effect on our business, financial condition and results of operations.

     We have entered into a consulting agreement with Dr. Snyder and an employment agreement with Dr. Smith, each of which provides protection for our proprietary rights. Nevertheless, either Dr. Snyder or Dr. Smith may terminate his relationship with us at any time. Accordingly, we cannot be sure that either of these individuals or any of our other employees or consultants will remain with us. In the future they may take jobs or consulting positions with our competitors. These employees or consultants may also choose to organize competing companies or ventures.

     Our planned activities will require individuals with expertise in many areas including:

     - medicinal chemistry and other research specialties,

     - pre-clinical testing,

     - clinical trial management,

     - regulatory affairs,

     - manufacturing, and

     - business development.

     These planned activities will require additional personnel, including management personnel, and will also require existing management personnel to develop added expertise. Recruiting and retaining qualified personnel, collaborators, advisors and consultants will be critical to our activities. We cannot be sure that we will be able to attract and retain the personnel necessary for the development of our business. Furthermore, many pharmaceutical, biotechnology and health care companies and academic and other research institutions compete intensely for experienced scientists. If we are not able to hire the necessary experienced scientists or develop the necessary expertise, this inability could have a material adverse effect on us. In addition, we also depend on the support of our collaborators at research institutions and our consultants.

WE CURRENTLY LACK SALES AND MARKETING EXPERIENCE.

     We currently do not have a sales force, and we have no experience in marketing or selling a product in a commercial setting. If we decide to establish an in-house sales force, our efforts may not be successful in this regard. In addition, if we succeed in bringing additional products to market, our sales force will have to compete with many other companies that currently have extensive and well-funded marketing and sales operations. We cannot be sure that our marketing and sales efforts would compete successfully against these other companies.

OUR BUSINESS INVOLVES USING HAZARDOUS AND RADIOACTIVE MATERIALS AND ANIMAL TESTING, ALL OF WHICH MAY RESULT IN ENVIRONMENTAL LIABILITY.

     Our research and development processes involve the controlled use of hazardous and radioactive materials. We and our collaborative partners are subject to international, federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous and radioactive materials. We believe that the safety procedures relating to our in-house research and development and manufacturing efforts comply in all material respects with the standards prescribed by such laws and regulations. However, we cannot completely eliminate the risk of accidental contamination or injury from these materials. Moreover, we cannot be sure that our collaborative partners are currently complying with the governing standards. We also cannot be sure that we and our collaborative partners will be in compliance with such standards in the future. If a regulatory authority determines that we or our collaborative partners are not complying with the governing laws and regulations, that determination could have a material adverse effect on our business, operations or finances. In addition, we and/or our collaborative partners could be held liable for damages, fines or other liabilities, which could exceed our resources.

     We believe that we are and will continue to be in compliance in all material respects with applicable environmental laws and regulations and currently do not expect to make material capital expenditures for environmental control facilities in the near term. However, we may have to incur significant costs to comply with environmental laws and regulations in the future. In addition, future environmental laws or regulations may have a material adverse effect on our operations, business or assets.

     Many of the research and development efforts we sponsor involve the use of laboratory animals. Changes in laws, regulations or accepted clinical procedures may adversely affect these research and development efforts. Social pressures that would restrict the use of animals in testing or actions against us or our collaborators by groups or individuals opposed to testing using animals could also adversely affect these research and development efforts.

THE COMMON STOCK SOLD IN THIS OFFERING OR THE PUBLIC SALE OF OTHER SHARES MAY INCREASE THE AMOUNT OF OUR COMMON STOCK ON THE PUBLIC MARKET, CAUSING OUR STOCK PRICE TO DECLINE.

     As of the date of this prospectus, we had approximately [          ]
million shares of common stock outstanding. As of that date, we had issued
options to purchase an aggregate of approximately [          ] million shares of
our common stock and warrants to purchase approximately 700,000 additional shares of our common stock.

     A significant portion of our outstanding common stock is freely tradable in the public markets. The shares offered by this prospectus are also eligible for sale in the public markets. Additionally, shares issuable upon exercise of outstanding options and warrants would be freely tradable in the public markets. Amgen, which holds approximately 640,095 shares of our common stock and warrants to purchase an additional 700,000 shares, has rights to register the shares of common stock underlying these options and warrants with the SEC for sale in the public market, or may sell shares under SEC Rule 144. Amgen may exercise its registration rights at any time.

     If we were to initiate a public offering of our shares in the future to raise additional capital, Amgen could require us to include their shares in that registration. If Amgen requests inclusion in the registration, the sale of its shares could limit our ability to raise the desired additional capital. We cannot predict what effect, if any, sales of shares of our common stock by Amgen or the availability for sale such shares will have on the market prices of our common stock prevailing from time to time. The possibility that substantial amounts of our common stock may be sold in the public market could create a downward force on the prevailing market prices for our common stock. This possibility could also impair our ability to raise capital through the sale of our stock.

     During the term of the outstanding warrants and options, the holders can take advantage of a rise in the market price of our common stock by purchasing the shares underlying their warrants and options from us and then reselling those shares on the public market. The holders can profit from the difference between the price they have to pay to us to issue the shares to them and the higher price for which they can sell the shares on the public market. Accordingly, holders of options and warrants will most likely exercise them at times when the market price of our common stock is high relative to the exercise prices of the options and warrants with the intention of promptly reselling the shares in the public market.

     This practice could negatively affect our other stockholders in certain ways, including the following:

     - placing downward pressure on the market price for our common stock by adding to the volume of our shares available for sale at a given time;

     - diluting the interests of other stockholders by issuing shares at below-market prices upon the exercise of options and warrants; and

     - limiting our ability to sell shares to the public market since we might want to raise capital at times that our stock price is relatively higher.

EFFECTING A CHANGE OF CONTROL OF GUILFORD WOULD BE DIFFICULT, WHICH MAY DISCOURAGE OFFERS FOR SHARES OF OUR COMMON STOCK.

     Our certificate of incorporation and the Delaware General Corporation Law contain provisions that may delay or prevent an attempt by a third party to acquire control of us. These provisions include the requirements of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits designated types of business combinations, including mergers, for a period of three years between us and any third party who owns 15% or more of our common stock. This provision does not apply if:

     - our Board of Directors approves of the transaction before the third party acquires 15% of our stock,

     - the third party acquires at least 85% of our stock at the time its ownership goes past the 15% level, or

     - our Board of Directors and two-thirds of the shares of our common stock not held by the third party vote in favor of the transaction.

     We have also adopted a stockholder rights plan intended to deter hostile or coercive attempts to acquire us. Under the plan, if any person or group acquires more than 20% of our common stock without approval of the Board of Directors under specified circumstances, our other stockholders have the right to purchase shares of our common stock, or shares of the acquiring company, at a substantial discount to the public market price. The plan thus makes an acquisition much more costly to a potential acquirer.

     Our certificate of incorporation also authorizes us to issue up to 4,700,000 shares of preferred stock in one or more different series with terms fixed by the Board of Directors. We do not have to obtain stockholder approval to issue preferred stock in this manner. Issuance of these shares of preferred stock could have the effect of making it more difficult for a person or group to acquire control of us. No shares of our preferred stock are currently outstanding. While our Board of Directors has no current intentions or plans to issue any preferred stock, issuance of these shares could also be used as an anti-takeover device.

OUR OPERATIONS AND BUSINESS COULD BE DISRUPTED OR DAMAGED IF OUR SYSTEMS AND PRODUCTS ARE NOT YEAR 2000 COMPLIANT.

     We have conducted and continue to conduct a review of our internal computer systems to determine whether these systems will experience a so-called "Year 2000 problem". We have also made inquiries of third parties with which we do business with respect to their computer systems, to determine whether their systems will experience a Year 2000 problem. A Year 2000 problem would result from a computer system, which includes embedded software in computer chips, recognizing the first two digits of a year after the year 1999 as "19" instead of "20", thereby reading the wrong year.

     While at this point we believe we have identified and replaced or corrected all internal computer systems that would cause a significant Year 2000 problem, we cannot be sure that we have not missed one or more internal computer systems that could be adversely affected by the Year 2000 problem. If our remediation efforts later prove to be inadequate, this failure could disrupt important operations that could affect the manufacture of GLIADEL as well as research, development and commercialization of our potential products. We would then be at a competitive disadvantage relative to companies that have corrected Year 2000 problems.

     In addition, the third parties with which we do business may not identify and replace in a timely manner those of their computer systems that will fail or not properly function because of a Year 2000 problem. These third parties include our corporate partners such as RPR and Amgen, our banks and the financial institutions that hold our financial assets, and our significant vendors. Other than making inquiries of these third parties and assessing their responses, we are not in a position to verify independently the Year 2000 compliance status of these third parties. In most cases we have limited or no ability to directly influence the Year 2000 compliance activities of these third parties. Failure of any or all of these third parties to achieve substantial Year 2000 compliance could have a material adverse effect on our business, financial condition and results of operations.

     Finally, our ability to continue to manufacture GLIADEL, conduct our research and product development programs, and function as a viable business enterprise depends on the continued availability of various basic infrastructure systems. These include electric power, telecommunications and transportation systems. We cannot be sure that the Year 2000 issue will not disrupt these infrastructure systems. If such disruptions were to occur in the Baltimore, Maryland metropolitan region where our manufacturing facilities and research and development laboratories are located, or in areas in which we or the third parties on which we rely conduct business, these disruptions could very well have a material adverse effect on our business, financial condition, results of operations, or business prospects.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information on the public reference rooms.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below (and any amendments thereto) and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all of their common stock:

     - Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

     - Quarterly Report on Form 10-Q for the fiscal quarter ended March 31,
       1999;

     - Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999;

     - Current Report on Form 8-K filed September 13, 1999;

     - The description of our common stock contained in Form 8-A filed on March 25, 1994.

     To obtain a copy of these filings at no cost, you may write or telephone us at the following address:

              Corporate Secretary
              Guilford Pharmaceuticals Inc.
              6611 Tributary Street
              Baltimore, MD 21224
              (410) 631-6300

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common stock.

                              SELLING STOCKHOLDERS

     We are registering all 3,360,000 shares covered by this prospectus on behalf of the selling stockholders named in the table below. We issued all of the shares to the selling stockholders in a private placement transaction. We have registered the shares to permit the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares from selling stockholders as a gift, partnership distribution or another non-sale related transfer after the date of this prospectus (collectively, the "Selling Stockholders") to resell the shares when they deem appropriate.

     The following table sets forth the following information with respect to each Selling Stockholder as of the date of this prospectus: (i) name of the Selling Stockholder; (ii) the number and percentage of total outstanding shares of Guilford common stock each Selling Stockholder beneficially owned before this offering; (iii) the number of shares of common stock the Selling Stockholder is offering; and (iv) the number of total outstanding shares of Guilford common stock that the Selling Stockholder will own after the Selling Stockholder sells all of the shares in this offering. None of the Selling Stockholders has had a material relationship with us within the last three years other than as a result of the ownership of the shares or other securities of Guilford. We do not know how long the Selling Stockholders will hold the shares before selling them and we currently have no agreements, arrangements or understandings with any of the Selling Stockholders regarding the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the Selling Stockholders named below.

     The applicable percentage of total Guilford outstanding Shares beneficially owned before the offering is based on 23,014,685 shares of Common Stock outstanding, giving effect to the issuance of 3,360,000 shares to the Selling Stockholders in the private placement.

                                               NUMBER OF     PERCENTAGE OF
                                                 SHARES      TOTAL GUILFORD
                                              BENEFICIALLY    OUTSTANDING
                                                 OWNED           SHARES                         NUMBER OF
                                                 BEFORE       BENEFICIALLY                     SHARES OWNED
              NAME OF SELLING                     THE         OWNED BEFORE      NUMBER OF       AFTER THE
                STOCKHOLDER                     OFFERING      THE OFFERING    SHARES OFFERED     OFFERING
              ---------------                 ------------   --------------   --------------   ------------
Alta BioPharma Partners, L.P. ..............    248,634           1.08%          248,634              --
Alta Embarcadero BioPharma Partners, LLC....      9,372              *             9,372              --
Guilford Chase Partners (AltaBio), LLC......    141,994              *           141,994              --
Aries Domestic Fund, L.P....................     44,715              *            44,715              --
Aries Domestic Fund II, L.P. ...............      2,430              *             2,430              --
The Aries Master Fund.......................    102,855              *           102,855              --
Baystar Capital, L.P. ......................    225,000              *           225,000              --
CFBD I, LLC.................................    152,000              *           100,000          52,000
Chase Venture Capital Associates............    225,000              *           225,000              --
Closefire Ltd...............................     30,000              *            30,000              --
Pogue Capital International Ltd. ...........     70,000              *            70,000              --
Dompe farmaceutici s.p.a ...................    186,000              *           186,000              --
Formula Growth Fund.........................    105,000              *           105,000              --
Formula Unit Trust..........................    125,000              *           125,000              --
IDS Life Series Fund, Inc. -- Equity
  Portfolio.................................    750,000           3.26%          750,000              --
Narragansett I, L.P.........................    192,500              *           192,500              --
Narragansett Offshore, Ltd..................     57,500              *            57,500              --
Quantum Partners LDC........................    371,000           1.61%          371,000              --
Vector Later-Stage Equity Fund II (QP),
  L.P. .....................................    279,750           1.22%          279,750              --
Vector Later-Stage Equity Fund II, L.P. ....     93,250              *            93,250              --

---------------
* means less than 1%

                              PLAN OF DISTRIBUTION

     The Selling Stockholders may sell the common stock from time to time. The Selling Stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The Selling Stockholders may make these sales on one or more exchanges, in the over-the-counter market or otherwise, at prices and terms that are then-prevailing or at prices related to the then-current market price, or in privately negotiated transactions. The Selling Stockholders may use one or more of the following methods to sell the common stock:

     - a block trade in which the Selling Stockholder's broker or dealer will attempt to sell the shares as agent, but may position and resell all or a portion of the block as a principal to facilitate the transaction;

     - a broker or dealer may purchase the common stock as a principal and then resell the common stock for its own account pursuant to this prospectus;

     - an exchange distribution in accordance with the rules of the applicable exchange; and

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the supplement will disclose:

     - the name of each Selling Stockholder and of the participating broker-dealer(s);

     - the number of shares involved;

     - the price at which the shares were sold;

     - the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

     - that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

     - other facts material to the transaction.

     In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in the resales.

     The Selling Stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders may also sell shares short and redeliver the shares to close out such short positions. The Selling Stockholders may enter into options or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The Selling Stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon default, the broker-dealer may sell the pledged shares pursuant to this prospectus.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principal, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the Selling Stockholders may be deemed to be "underwriters" within the meaning of section 2(11) of the Securities Act of 1933 in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or concessions under the Securities Act. Because Selling Stockholders may be deemed "underwriters" within the meaning of section 2(11) of the Securities Act, the Selling Stockholders will be subject to the prospectus delivery requirements of the Securities Act.

     Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

     The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the Selling Stockholders. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     We will bear all costs, expense and fees in connection with the registration of the shares. The Selling Stockholders will bear all commissions and discounts, if any, attributable to the sale of the shares. The Selling Stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the Selling Stockholders against certain liabilities in connection with their offering of the shares, including liabilities arising under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters with respect to the common shares offered hereby have been passed upon for Guilford by Hogan & Hartson L.L.P., Baltimore, Maryland.

                                    EXPERTS

     The consolidated financial statements of Guilford Pharmaceuticals Inc. and subsidiaries as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

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                            ------------------------

                               TABLE OF CONTENTS

                                                         PAGE
                                                         ----
The Company............................................    2
Risk Factors...........................................    2
Where You Can Find More Information....................   21
Use of Proceeds........................................   22
Selling Stockholders...................................   22
Plan of Distribution...................................   23
Legal Matters..........................................   24
Experts................................................   24

                                3,360,000 SHARES

                         GUILFORD PHARMACEUTICALS INC.

                                  COMMON STOCK

                          ---------------------------
                              P R O S P E C T U S
                          ---------------------------
                               SEPTEMBER   , 1999

------------------------------------------------------------
                    ------------------------------------------------------------
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                    ------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses to be paid by the Company in connection with the distribution of the securities being registered hereby. All the amounts are estimates, except the Commission registration fee. The selling stockholders will bear the cost of all selling commissions and underwriting discounts with respect to the sale of any securities by them.

Securities and Exchange Commission registration fee.........  $13,370
Blue sky qualification fees and expenses....................    5,000
Printing and engraving expenses.............................    5,000
Legal fees and expenses.....................................   10,000
Accounting and Miscellaneous expenses.......................    6,630
                                                              -------
     Total..................................................  $40,000
                                                              =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Section 145 of the General Corporation Law of the State of Delaware (the "DGCL"), a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses (including attorney's fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The DGCL provides, however, that such person must have acted in good faith and in a manner he or she reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the DGCL does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

     Article NINTH of the Company's Amended and Restated Certificate of Incorporation, as amended, provides that the Company will indemnify its directors and officers to the full extent permitted by law and that no director shall be liable for monetary damages to the Registrant or its stockholders for any breach of fiduciary duty, except to the extent provided by applicable law
(i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, or (iv) for any transaction from which such director derived an improper personal benefit. In addition, under indemnification agreements with its directors, the Registrant is obligated, to the fullest extent permissible by the DGCL, as it currently exists or may be amended, to indemnify and hold harmless its directors, from and against all expense, liability and loss reasonably incurred or suffered by such directors.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:


    EXHIBIT
    NUMBER                        EXHIBIT DESCRIPTION
    -------                       -------------------
     4.01     Amended and Restated Certificate of Incorporation of the
              Company. (1)
     4.02     Certificate of Amendment to Amended and Restated Certificate
              of Incorporation. (2)
     4.03     Amended and Restated By-laws of the Company. (1)
     4.04     Amendments to Amended and Restated By-laws of the
              Company.(3)
     4.05     Specimen Stock Certificate. (1)
     4.06     Stockholder Rights Agreement dated September 26, 1995. (4)
     4.07     Form of Amendment No. 1 to Stockholder Rights Agreement. (5)
     4.08     Form of Purchase Agreement between the Registrant and the
              Selling Stockholders. (6)
     5.01     Opinion of Hogan & Hartson L.L.P. (6)
    23.1      Consent of KPMG LLP. (6)
    23.2      Consent of Hogan & Hartson L.L.P. (included in their opinion filed as Exhibit 5).
    24        Powers of Attorney. (6)


---------------
     (1) Incorporated by reference from the Registrant's Registration Statement on Form S-1 (No. 33-76938) declared effective June 16, 1994.

     (2) Incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

     (3) Incorporated by reference from Exhibit 3.29 to the Registrant's Registration Statement on Form S-8 (No. 333-17833) declared effective December 13, 1996, Exhibit 3.03 to the Registrant's Form 10-Q filed August 13, 1998 and Exhibit 3.02B to the Registrant's Form 10-K filed March 30, 1999.

     (4) Incorporated by reference from the Registrant's Form 8-K filed October 10, 1995.

     (5) Incorporated by reference from the Registrant's Form 8-K filed October 20, 1998.


     (6) Previously filed.


ITEM 17. UNDERTAKINGS

          (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities and Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland on September 15, 1999.


                                          GUILFORD PHARMACEUTICALS INC.


                                          By:      /s/ THOMAS C. SEOH

                                            ------------------------------------

                                                       THOMAS C. SEOH


                                               SECRETARY, VICE PRESIDENT AND


                                                      GENERAL COUNSEL



     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
              /s/ CRAIG R. SMITH, M.D.*                Chief Executive Officer,     September 15, 1999
-----------------------------------------------------  President and Director
                CRAIG R. SMITH, M.D.                   (Principal Executive
                                                       Officer)

                /s/ ANDREW R. JORDAN*                  Financial Officer and        September 15, 1999
-----------------------------------------------------  Treasurer
                  ANDREW R. JORDAN                     (Principal Financial and
                                                       Principal Accounting
                                                       Officer)

            /s/ SOLOMON H. SNYDER, M.D.*               Director                     September 15, 1999
-----------------------------------------------------
               SOLOMON H. SNYDER, M.D.

                /s/ RICHARD L. CASEY*                  Director                     September 15, 1999
-----------------------------------------------------
                  RICHARD L. CASEY

             /s/ GEORGE L. BUNTING, JR.*               Director                     September 15, 1999
-----------------------------------------------------
               GEORGE L. BUNTING, JR.

         /s/ W. LEIGH THOMPSON, M.D., PH.D.*           Director                     September 15, 1999
-----------------------------------------------------
           W. LEIGH THOMPSON, M.D., PH.D.

             /s/ ELIZABETH M. GREETHAM*                Director                     September 15, 1999
-----------------------------------------------------
                ELIZABETH M. GREETHAM

               /s/ JOSEPH KLEIN, III*                  Director                     September 15, 1999
-----------------------------------------------------
                  JOSEPH KLEIN, III

               *By: /s/ THOMAS C. SEOH
  ------------------------------------------------
                   THOMAS C. SEOH
            PURSUANT TO POWER OF ATTORNEY

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                        EXHIBIT DESCRIPTION
-------                       -------------------
   4.01   Amended and Restated Certificate of Incorporation of the
          Company. (1)
   4.02   Certificate of Amendment to Amended and Restated Certificate
          of Incorporation. (2)
   4.03   Amended and Restated By-laws of the Company. (1)
   4.04   Amendments to Amended and Restated By-laws of the Company.
          (3)
   4.05   Specimen Stock Certificate. (1)
   4.06   Stockholder Rights Agreement dated September 26, 1995. (4)
   4.07   Form of Amendment No. 1 to Stockholder Rights Agreement. (5)
   4.08   Form of Purchase Agreement between the Registrant and the
          Selling Stockholders. (6)
   5.01   Opinion of Hogan & Hartson L.L.P. (6)
  23.1    Consent of KPMG LLP. (6)
  23.2    Consent of Hogan & Hartson L.L.P. (included in their opinion filed as Exhibit 5).
  24      Powers of Attorney. (6)


---------------
(1) Incorporated by reference from the Registrant's Registration Statement on Form S-1 (No. 33-76938) declared effective June 16, 1994.

(2) Incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

(3) Incorporated by reference from Exhibit 3.29 to the Registrant's Registration Statement on Form S-8 (No. 333-17833) declared effective December 13, 1996,
    Exhibit 3.03 to the Registrant's Form 10-Q filed August 13, 1998, and
    Exhibit 3.02B to the Registrant's Form 10-K filed March 30, 1999.

(4) Incorporated by reference from the Registrant's Form 8-K filed October 10, 1995.

(5) Incorporated by reference from the Registrant's Form 8-K filed October 20, 1998.


(6) Previously filed.